SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33960

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

July 31, 2020

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of July 2020. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by e-mailing the SEC's Secretary at Secretarys-Office@sec.gov and serving the relevant applicant with a copy of the request by e-mail, if an e-mail address is listed for the relevant applicant below, or personally or by mail, if a physical address is listed for the relevant applicant below. Hearing requests should be received by the SEC by 5:30 p.m. on August 25, 2020, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary at Secretarys-Office@sec.gov.

ADDRESS: The Commission: Secretarys-Office@sec.gov.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Assistant Director, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management,

Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

AGL Separate Account A [File No. 811-01491]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account D. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

AG Separate Account A of AGL [File No. 811-08862]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account D. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

AGL Separate Account VA-1 [File No. 811-07781]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account D. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

AGL Separate Account VA-2 [File No. 811-01990]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account D. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

AGL Separate Account VUL [File No. 811-05794]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account VL-R. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

AGL Separate Account VUL-2 [File No. 811-06366]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account VL-R. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

Blackstone Alternative Alpha Fund [File No. 811-22634]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 28, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $70,017 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Date</u>: The application was filed on June 11, 2020.

<u>Applicant's Address</u>: sarah.clinton@ropesgray.com.

Blackstone Alternative Alpha Fund II [File No. 811-22792]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 28, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $53,258 incurred in connection with the liquidation were paid by the applicant.

<u>Filing Date</u>: The application was filed on June 11, 2020.

<u>Applicant's Address</u>: sarah.clinton@ropesgray.com.

Blackstone Alternative Alpha Master Fund [File No. 811-22635]

<u>Summary</u>: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On May 28, 2020, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $536,956 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $8,898,918 for the purpose of paying certain outstanding liabilities.

<u>Filing Date</u>: The application was filed on June 11, 2020.

<u>Applicant's Address</u>: sarah.clinton@ropesgray.com.

Global Governments Variable Account [File No. 811-05450]

<u>Summary</u>: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MFS Global Governments Portfolio, a series of MFS Variable Insurance Trust II and on December 2, 2011, made a final distribution to its

shareholders based on net asset value. Expenses of $37,479.43 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 17, 2019, and amended on March 10, 2020 and June 23, 2020.

Applicant's Address: Legal@mfs.com.

Government Securities Variable Account /MA/ [File No. 811-04009]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MFS Global Government Securities Portfolio, a series of MFS Variable Insurance Trust II and on December 2, 2011, made a final distribution to its shareholders based on net asset value. Expenses of $43,194.90 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 17, 2019, and amended on March 10, 2020 and June 23, 2020.

Applicant's Address: Legal@mfs.com.

Hartford Funds Master Fund [File No. 811-23232]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 4, 2019, applicant made a liquidating distribution to its shareholders based on net asset value. Expenses of $22,652.74 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on May 15, 2020.

Applicant's Address: alexander.karampatsos@dechert.com.

High Yield Variable Account /MA [File No. 811-03562]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MFS High Yield Portfolio, a series of MFS Variable Insurance Trust II and on December 2, 2011, made a final distribution to its shareholders based on net asset value. Expenses of $40,400.34 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 17, 2019, and amended on March 10, 2020 and June 23, 2020.

Applicant's Address: Legal@mfs.com.

Oppenheimer ETF Trust [File No. 811-21993]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to Invesco Exchange-Traded Fund Trust II and Invesco Exchange-Traded Self-Indexed Fund Trust, and, on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global Opportunities Fund [File No. 811-06001]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM International Mutual Funds (Invesco International Mutual Funds), and on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Global Strategic Income Fund [File No. 811-05724]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds), and, on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Oppenheimer Quest For Value Funds [File No. 811-05225]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AIM Investment Funds (Invesco Investment Funds) and AIM Growth Series (Invesco Growth Series), and, on May 24, 2019, made a final distribution to its shareholders based on net asset value. Expenses of $1,300,306.94 incurred in connection with the reorganization were paid by the applicant's investment adviser and the acquiring fund's investment adviser, and/or their affiliates.

Filing Date: The application was filed on May 4, 2020.

Applicant's Address: Taylor.Edwards@invesco.com.

Separate Account II of AGL [File No. 811-04867]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to AGL Separate Account VL-R. Expenses of less than $10,000 incurred in connection with the reorganization were paid by American General Life Insurance Company.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

Total Return Variable Account [File No. 811-05448]

Summary: Applicant, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to MFS Total Return Portfolio, a series of MFS Variable Insurance Trust II and on December 2, 2011, made a final distribution to its shareholders based on net asset value. Expenses of $51,512.77 incurred in connection with the reorganization were paid by the applicant's investment adviser.

Filing Dates: The application was filed on October 17, 2019, and amended on March 10, 2020 and June 23, 2020.

Applicant's Address: Legal@mfs.com.

USL Separate Account USL B [File No. 811-04865-01]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to USL Separate Account USL VL-R. Expenses of less than $10,000 incurred in connection with the reorganization were paid by The United States Life Insurance Company in the City of New York.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

USL Separate Account USL VA-R [File No. 811-09007]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to USL Separate Account USL A. Expenses of less than $10,000 incurred in connection with the reorganization were paid by The United States Life Insurance Company in the City of New York.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

Variable Annuity Account One of First SunAmerica Life Insurance Company [File No. 811-06313]

Summary: Applicant, a unit investment trust, seeks an order declaring that it has ceased to be an investment company. The applicant has transferred its assets to FS Variable Separate Account. Expenses of less than $10,000 incurred in connection with the reorganization were paid by The United States Life Insurance Company in the City of New York.

Filing Dates: The application was filed on December 19, 2019, and amended on June 26, 2020.

Applicant's Address: lucia.williams@aig.com.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

J. Matthew DeLesDernier
Assistant Secretary